EXHIBIT 99.1

POET’s JV, Super Photonics Xiamen, Expands Production Capacity to Support Customer Demand

TORONTO, Oct. 05, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced that its joint venture, Super Photonics Xiamen (SPX), is expanding production capacity to support anticipated customer demand for 2024 and beyond.

“SPX has received purchase orders from customers, and we are excited about the strong demand for the POET engines in 2024 and beyond. Our team has placed orders for additional precision die bonders, testers and additional equipment that will expand production capacity to fulfill the customer orders on hand and expected in the near future,” said Xiaozhong Zheng, CEO of SPX. “Our team is working to improve production efficiencies that will expand capacity well beyond what the equipment itself will provide.”

SPX expects to ramp production of POET’s Optical InterposerTM -based optical engines for 100G CWDM4, POET ONE™ (a 100G single chip TxRx engine), 100G LR4, 200G FR4, 400G FR4 and 800G 2xFR4 solutions. Compared to modules built with conventional chip-on-board and silicon photonics-based components, POET’s optical engines are highly differentiated, hybrid-integrated products. POET’s wafer-scale assembly process and passive alignment techniques result in chip scale optical engines that offer superior performance and lower assembly cost for makers of pluggable transceivers.

“Some of our transmit and receive optical engines are already in low-volume production and we expect to add a few more products to the production list by end of the year. Our 100G CWDM and LR4 transmit and receive engines and the 400G/800G receive engines are quite popular with module customers because of the simplicity of the solution and the elimination of active alignments that are required by conventional assembly methods,” said Raju Kankipati, SVP & GM of POET North America. “We expect to capitalize on the steady market demand in China for our legacy products as POET further develops our high-speed products for next-generation networks and AI applications.”

The ethernet transceiver market for the products that SPX and POET expect to be in production by early 2024 is projected by LightCounting to have an estimated cumulative value of $12 billion over the 2024-2028 period.

About POET Technologies Inc.
POET is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to market size, the capability, functionality, performance and cost of the Company’s technology, the capabilities and expected success of its joint venture, as well as the timing and inclusion of its technology in customer’s current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the size of the market for its products, the capability of its joint venture to order, install and operate specialized manufacturing equipment, to produce products in time and at the expected costs, and the success of its customers in achieving market penetration for its products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Company’s product offerings, performance of its technology, and ability of its customers to sell their products into the market. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on SEDAR+ at www.SEDAR.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

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